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                                         February 1, 2005


BY EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

      Re:   Barr Pharmaceuticals, Inc.
            Form 10-K for the fiscal year ended June 30, 2004
            File No. 001-09860

Dear Mr. Rosenberg:

      We are in receipt of your letter to Barr Pharmaceuticals, Inc. (the "Company") of January 7, 2005 (the "Commission Letter"). The Company's responses to the Commission Letter are set forth below. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Commission Letter.

ITEM 1. BUSINESS, PAGE 3

COMMENT 1. PLEASE PROVIDE A BRIEF DESCRIPTION OF THE OVERALL FDA APPROVAL PROCESS. THE DESCRIPTION SHOULD MEANINGFULLY RELATE TO THE REGISTRANT'S ACCOUNTING POLICY FOR PRE-LAUNCH INVENTORY.

RESPONSE: We have noted the Staff's comments and will expand our discussion in the Business section of our future filings beginning with the Form 10-K for the year ending June 30, 2005, which we anticipate to be the Company's next filing that will contain a Business section.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPARISON OF THE FISCAL YEARS ENDED JUNE 30, 2004 AND JUNE 30, 2003, PAGE 32

COMMENT 2. WHEN MORE THAN ONE REASON IS RESPONSIBLE FOR A FLUCTUATION, YOU SHOULD QUANTIFY EACH OF THE FACTORS CAUSING THE CHANGE. IN THIS REGARD, YOU NOTE SEVERAL REASONS FOR YOUR INCREASE IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES FROM 2003 TO 2004, SUCH AS INCREASES IN MARKETING COSTS FOR SEASONALE, HIGHER COSTS ASSOCIATED WITH INCREASING WOMEN'S HEALTHCARE SALES FORCE, HIGHER LEGAL COSTS, AND INCREASED INFORMATION TECHNOLOGY COSTS. IN FUTURE FILINGS, PLEASE QUANTIFY THE EFFECTS OF EACH FACTOR ON THE INCREASES AND DECREASES IN A LINE ITEM BEING DISCUSSED.

RESPONSE: We have noted the Staff's comments and will, in future filings, beginning with the Form 10-Q for the quarter ended December 31, 2004 (which we will file no later than
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Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
February 1, 2005
Page 2


February 9th), where practical, quantify the effects of each factor causing a significant increase or decrease in the line item being discussed.

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION AND SALES RESERVES AND ALLOWANCES, PAGE 45

COMMENT 3. WE ACKNOWLEDGE YOUR REVENUE RECOGNITION POLICY WITHIN YOUR SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES WITHIN YOUR NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. WE BELIEVE THAT YOUR DISCLOSURE RELATED TO ESTIMATES OF ITEMS THAT REDUCE GROSS REVENUE SUCH AS PRODUCT RETURNS, CHARGEBACKS, CUSTOMER REBATES, SHELF STOCK ADJUSTMENTS AND OTHER DISCOUNTS AND ALLOWANCES COULD BE IMPROVED AS
FOLLOWS:

      A) DISCLOSE THE NATURE AND AMOUNT OF EACH ACCRUAL AT THE BALANCE SHEET DATE AND THE EFFECT THAT COULD RESULT FROM USING OTHER REASONABLY LIKELY ASSUMPTIONS THAN WHAT YOU USED TO ARRIVE AT EACH ACCRUAL SUCH AS A RANGE OF REASONABLY LIKELY AMOUNTS OR OTHER TYPE OF SENSITIVITY ANALYSIS.

RESPONSE: Commencing with the filing of our Form 10-Q for the quarter ended December 31, 2004, we will include a table detailing the amount of each of our significant accruals -- for example, returns & allowances, chargebacks and rebates --, for each balance sheet presented and provide expanded disclosure discussing the nature of each accrual. In addition, we will expand our Critical Accounting Policies disclosure in MD&A about the estimates and factors used in developing our accruals, and will describe, when applicable, when changes in our methodology or assumptions used in developing our estimates have a material impact on our operating results.

         We have considered your request for disclosing the "effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual" and respectfully submit that the objectives of such disclosure could be better served by expanding the discussion regarding the estimates and factors used in developing our accruals, as noted above. For example, our accrual for cash discounts accounts for the prompt payment discount offered to our customers. It is calculated based on a percentage of the invoice price and our estimate as to the percentage of aggregate sales for which customers will take advantage of the discount (with such estimate based on the historical payment practices of our customers). Providing disclosure about the impact of using a slightly higher or lower estimate of sales for which customers will take advantage of the prompt payment discount would not provide investors with very useful information. In addition, our accruals for returns & allowances and chargebacks are based on multiple factors and, in turn, each factor is based on multiple assumptions and estimates. Using other assumptions for these individual factors can have competing effects on the accrual balance in any given quarter. As a result, attempting to provide disclosure about the impact of using other assumptions requires multiple variables to be increased or decreased and would result in a level of disclosure and a range of potential outcomes that would de-emphasize material information.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
February 1, 2005
Page 3


      B) DISCLOSE THE FACTORS THAT YOU CONSIDER IN ESTIMATING EACH ACCRUAL SUCH AS HISTORICAL RETURN OF PRODUCTS, LEVELS OF INVENTORY IN THE DISTRIBUTION CHANNEL, ESTIMATED REMAINING SHELF LIFE, PRICE CHANGES FROM COMPETITORS AND INTRODUCTIONS OF GENERICS AND/OR NEW PRODUCTS.

RESPONSE: We direct the Staff to pages 45-46 in our Form 10-K for the year ended June 30, 2004 where we disclosed the significant factors used in determining our key accruals noted in 3 a. above. We will review our current disclosure of the factors we use in establishing our accruals and, commencing with our Form 10-Q for the quarter ended December 31, 2004, will provide expanded disclosure in our Critical Accounting Policies in MD&A.


      C) TO THE EXTENT THAT THE INFORMATION YOU CONSIDER IN B.) IS QUANTIFIABLE, DISCLOSE BOTH QUANTITATIVE AND QUALITATIVE INFORMATION AND DISCUSS TO WHAT EXTENT INFORMATION IS FROM EXTERNAL SOURCES, SUCH AS END-CUSTOMER PRESCRIPTION DEMAND, THIRD-PARTY MARKET RESEARCH DATA COMPARING WHOLESALER INVENTORY LEVELS TO END-CUSTOMER DEMAND. FOR EXAMPLE, IN DISCUSSING YOUR ESTIMATE OF PRODUCT THAT MAY BE RETURNED, CONSIDER DISCLOSING AND DISCUSSING, PREFERABLY BY PRODUCT AND IN TABULAR FORMAT, THE TOTAL AMOUNT OF PRODUCT IN SALES DOLLARS THAT COULD BE POTENTIALLY BE RETURNED AS OF THE BALANCE SHEET DATE AND DISAGGREGATED BY EXPIRATION PERIOD.

RESPONSE: We will expand our Critical Accounting Policies disclosure in MD&A, beginning with our Form 10-Q for the quarter ended December 31, 2004, to describe quantitative and qualitative factors we use in establishing our accruals as well as the sources of information we consider important, including that from internal and external sources.

         Although many of the individual assumptions we use in developing our estimates are quantifiable, we have over 100 products none of which currently represent more than 10% of the total product sales and attempting to provide disclosure on a product-by-product basis would result in excessive detail that may confuse investors and would de-emphasize the material information about how the key reserves are actually determined, as noted in our response to 3.a. and 3.b. above.

         In reaching this conclusion, we also considered the guidance in the Commission's Interpretive Release No. 33-8350, Commission Guidance Regarding Managements Discussion and Analysis of Financial Condition and Results of Operations, which provides that "Disclosure should emphasize material information that is required or promotes understanding and de-emphasize (or, if appropriate, delete) immaterial information that is not required and does not promote understanding." The Interpretive Release further provides that, "Companies must determine, based on their own particular facts and circumstances, whether disclosure of a particular matter is required by MD&A. However, the effectiveness of MD&A decreases with
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Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
February 1, 2005
Page 4

the accumulation of unnecessary detail or duplicative or uninformative disclosure that obscures material information."


      D) IF APPLICABLE, DISCUSS ANY SHIPMENTS MADE AS A RESULT OF INCENTIVES AND/OR IN EXCESS OF YOUR CUSTOMER'S ORDINARY COURSE OF BUSINESS INVENTORY LEVEL. DISCUSS YOUR REVENUE RECOGNITION POLICY FOR SUCH SHIPMENTS.

RESPONSE: From time to time the Company provides incentives, such as trade show allowances or stocking allowances, that provide incremental rebates to customers who in turn use such incremental allowances to accelerate distribution to the end customer. We believe that such incentives are normal and customary in the industry. Additionally, we understand that certain of our wholesale customers speculate about the timing of price increases and have made and may continue to make business decisions to buy additional product in anticipation of future price increases. This practice has been customary in the industry and would be part of a customer's "ordinary course of business inventory level." If we were to make shipments of inventory based on incentives that were not usual and customary in the industry, or if we were to obtain knowledge of one of our customers purchasing inventory from us that is outside the normal course of their business inventory level, we will discuss such shipments, if material, and their impact on our revenue recognition in MD&A.

      E) YOU SHOULD CONSIDER DISCLOSING A ROLL FORWARD OF THE ACCRUAL FOR EACH ESTIMATE FOR EACH PERIOD PRESENTED SHOWING THE FOLLOWING:

            -     BEGINNING BALANCE,

            -     CURRENT PROVISION RELATED TO SALES MADE IN THE CURRENT PERIOD,

            -     CURRENT PROVISION RELATED TO SALES MADE IN PRIOR PERIODS,

            - ACTUAL RETURNS OR CREDITS IN CURRENT PERIOD RELATED TO SALES MADE IN THE CURRENT PERIOD,

            - ACTUAL RETURNS OR CREDITS IN CURRENT PERIOD RELATED TO SALES MADE IN PRIOR PERIODS, AND

            -     ENDING BALANCE.

RESPONSE: We believe that the most significant information we can provide investors regarding our accruals is the nature of the accrual, the factors we consider in developing our estimates and disclosing when changes in our methodology or assumptions used in developing our estimates have a material impact on our results. We respectfully submit that providing roll-forward information on a quarterly basis would not be meaningful to investors, as that concept is discussed in the Commission's Interpretive Release No. 33-8350 noted above.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
February 1, 2005
Page 5


      F) IN YOUR DISCUSSION OF RESULTS OF OPERATIONS FOR THE PERIOD TO PERIOD REVENUE COMPARISONS, DISCUSS THE AMOUNT OF AND THE REASON FOR FLUCTUATIONS FOR EACH TYPE OF REDUCTION IN GROSS REVENUE, FOR EXAMPLE, PRODUCT RETURNS, CHARGEBACKS, CUSTOMER REBATES AND OTHER DISCOUNTS AND ALLOWANCES, INCLUDING THE EFFECT THAT CHANGES IN YOUR ESTIMATES OF THESE ITEMS HAD ON YOUR REVENUE AND OPERATIONS.

RESPONSE: To help investors better understand the period-to-period comparisons in our net revenues, we disclose the effects that material volume and net pricing changes have had on the results presented.

         Our existing disclosure regarding changes in net pricing is directly related to our analysis of changes in the individual allowances that reduce gross sales. In many instances, our disclosure about the reasons for changes in net pricing are the same ones we would repeat if we provided disclosure on each component. For example, changes in product mix, customer mix and new competition can impact the amounts of our accruals for returns & allowances, chargebacks, and rebates and, therefore, impact overall net pricing changes. In those cases, where a significant change in an allowance that reduces gross sales has a material impact on our results, we provide such disclosure in the context of our discussion of changes in net pricing. For example, when shelf stock adjustments due to the launch of a competing generic product are material, we disclose that. Therefore, because we have and will continue to provide specific disclosure about the impact on net revenues arising from a specific component of the reserves when material, we respectfully submit that providing the detailed discussion for each component of net sales would not provide investors with any more meaningful information or promote an increased understanding of our operating results.

INVENTORY RESERVES, PAGE 46

COMMENT 4. FOR EACH PRODUCT WHICH MANAGEMENT HAS CAPITALIZED A SIGNIFICANT AMOUNT OF COSTS WITHOUT REGULATORY APPROVAL OR BEFORE SATISFACTORY RESOLUTION OF PATENT INFRINGEMENT LITIGATION, PLEASE DISCLOSE THE FOLLOWING:

      - THE CURRENT STATUS OF THE APPROVAL PROCESS, INCLUDING ANY CONTINGENCIES NEEDED TO BE RESOLVED PRIOR TO OBTAINING FDA APPROVAL, THE RISKS AFFECTING THE PROBABILITY OF OBTAINING FDA APPROVAL, AND THE ESTIMATED TIMING OF OBTAINING APPROVAL.

      - THE SPECIFIC NATURE OF ANY SAFETY AND EFFICACY, MANUFACTURING, AND MARKETING OR LABELING ISSUES OUTSTANDING AND WHY THE COMPANY DOES NOT BELIEVE THOSE ISSUES AFFECT ITS PROBABLE FUTURE BENEFITS CONCLUSION.

      - THE REMAINING SHELF LIFE OF EACH PRODUCT, AS OF EACH BALANCE SHEET DATE PRESENTED, AND EXPIRATION OF THE SHELF LIFE.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
February 1, 2005
Page 6


      - THE RISKS AND UNCERTAINTIES SURROUNDING MARKET ACCEPTANCE OF THE PRODUCT ONCE APPROVED AND HOW THIS WILL AFFECT THE REALIZATION OF THE ASSET.

      - THE CURRENT STATUS OF PRODUCT RELATED LITIGATION SUCH AS PATENT INFRINGEMENT LAWSUITS AND THE NATURE OF ALL CONTRACTUAL RESTRICTIONS THAT MUST BE SATISFIED PRIOR TO THE SALE OF THE PRODUCT, IF ANY. INCLUDE WITHIN YOUR DISCLOSURE A ROBUST ANALYSIS OF THE EFFECT ANY LAWSUIT AND/OR CONTRACTUAL RESTRICTIONS HAD OR WILL HAVE ON THEIR INITIAL ASSESSMENT THAT AN ASSET EXISTED AS WELL AS THEIR ON-GOING ASSESSMENT OF THE REALIZABILITY OF THE CAPITALIZED INVENTORY.

      -     THE EFFECT OF BUILD-UP OF PRE-LAUNCH INVENTORY BALANCES ON
            LIQUIDITY.

RESPONSE: The amount of inventory for products awaiting regulatory approval or pending the resolution of patent infringement litigation at September 30, 2004 and June 30, 2004 was $10.2 million and $4.5 million, respectively, based on total current assets at September 30, 2004 and June 30, 2004 of $920 million and $900 million, respectively. We do not consider this level of inventory material for purposes of inclusion as one of our Critical Accounting Policies in MD&A. To the extent it becomes material in the future, we will add disclosure in MD&A about our accounting policies related to such inventory and disclose the amount of such inventory.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

E. INVENTORIES

COMMENT 5. WE NOTE IN CERTAIN CIRCUMSTANCES YOU MAY COMMENCE THE MANUFACTURE AND INVENTORY OF COMMERCIAL QUANTITIES OF PRODUCTS THAT HAVE NOT RECEIVED FINAL REGULATORY APPROVAL OR SATISFACTORY RESOLUTION OF RELATED OUTSTANDING LITIGATION. PLEASE EXPAND YOUR ACCOUNTING POLICY REGARDING CAPITALIZATION OF UNAPPROVED PRODUCTS OR A PRODUCT IN LITIGATION, TO ADDRESS THE FOLLOWING:

      - SPECIFICALLY STATE THE POINT DURING THE FDA APPROVAL PROCESS THAT MANAGEMENT DETERMINES A FUTURE PROBABLE BENEFIT EXISTS.

      - DISCLOSE THE STATUS OF THE FDA'S CONSIDERATION OF THE SAFETY AND EFFICACY OF THE DRUG AND EVALUATION OF THE MANUFACTURING PROCESS AT THAT POINT.

      - FOR THE PRODUCTS THAT OUTSTANDING LITIGATION HAS NOT BEEN SATISFACTORILY RESOLVED, STATE THE POINT DURING THE LITIGATION PROCESS THAT MANAGEMENT DETERMINES A PROBABLE FUTURE BENEFIT EXISTS.

      - DISCLOSE HOW THE LOWER OF COST OR MARKET PRINCIPLE IS APPLIED TO PRE-LAUNCH INVENTORY. WE DO NOT BELIEVE IT IS APPROPRIATE TO AGGREGATE PRE-LAUNCH INVENTORY

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
February 1, 2005
Page 7

            WITH INVENTORY FOR COMMERCIAL SALE WHEN APPLYING THE LOWER OF COST OR MARKET PRINCIPLE.

      - PLEASE REVISE NOTE 6 TO SEPARATE PRE-LAUNCH INVENTORY FROM COMMERCIAL INVENTORY AND SEPARATELY QUANTIFY THE TOTAL AMOUNT OF INVENTORY BY CATEGORY, FOR EXAMPLE, RAW MATERIALS, WORK IN PROCESS AND FINISHED GOODS, AND IN TOTAL FOR EACH.

RESPONSE: To the extent it becomes material in the future, we will discuss pre-launch inventory in our Summary of Significant Accounting Policies in the footnotes to our annual financial statements, as well as in the Summary of Critical Accounting Policies in our MD&A, as noted in our response to question 4 above.

SUPPLEMENTAL DISCLOSURE

      In addition, the Company hereby acknowledges the following:

            - the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

            - Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

            - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
February 1, 2005
Page 8


      Please direct any further comments or questions you may have to the undersigned at (201) 930-3730 (phone), (201) 930-3330 (fax) or
bmckee@barrlabs.com.

         Thank you.

                                               Very truly yours,



                                               William T. McKee
                                               Vice President, Chief Financial
                                               Officer and Treasurer
                                               Barr Pharmaceuticals, Inc.




cc: Bruce L. Downey (Chief Executive Officer, Barr Pharmaceuticals, Inc.)

    Frederick J. Killion (General Counsel, Barr Pharmaceuticals, Inc.)

    George Stephan (Chairman of the Audit Committee, Barr Pharmaceuticals, Inc.)

    Paul S. Krieger (Deloitte & Touche)

    William M. Rustum (Gibson, Dunn & Crutcher LLP)